FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30TH, 2010
AND UPDATE ON SIGNIFICANT EXPLORATION RESULTS

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Oct. 28, 2010) - Clifton Star Resources, Inc (TSX VENTURE:CFO)(FRANKFURT:C3T) Clifton Star Resources Inc. (Clifton Star) is pleased to announce the release of its financial statements and MD&A for the year ended June 30th, 2010. The working capital at June 30th was $6.1 million, while the current working capital is approximately $12 million.

Clifton Star and its Joint Venture partner (Osisko Mining Corporation) are advancing a large gold project (the “Duparquet Project”) located in Quebec. Osisko has the option to earn a 50% interest in the Duparquet Project by spending $70 million on exploration, and by advancing an additional $30 million to the project.

Over the period 1987 to 2007, 125 drill holes (18,471 meters) were completed on the property, while the drill programs over the past three years consisted of the following:

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2008: 212 diamond drill holes, consisting of 72,152 meters

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2009: 183 diamond drill holes, consisting of 56,774 meters

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2010: 383 diamond drill holes, consisting of 122,803 meters

A prior NI 43-101 technical report (completed in early September 2009) showed a resource of approximately 2.7 million ounces (in all categories) for the Beattie and Donchester portion of the Duparquet property, utilizing drilling data up to August of 2009. Approximately 2.1 million ounces of this total was classified as open-pit potential, utilizing a cut-off grade of one gram of gold per tonne. In addition to the foregoing, an NI 43-101 technical report (March 2009) on the Duquesne property established a resource of 453,000 ounces (at a cut-off grade of 2.4 grams of gold per tonne). An October 2008 report (not NI 43-101 compliant) showed a resource of 285,000 ounces for the Beattie tailings deposit. A historical (not NI 43-101 compliant) open-pit potential resource of 94,000 ounces (at a 3 g/t cut-off) was estimated for the Central Duparquet property.

Since the cut-off date for the information utilized in the technical report on the Beattie and Donchester portion of the Duparquet property, Clifton Star has drilled an additional 25,000 meters in 2009, and its Joint Venture partner has drilled approximately 123,000 meters in calendar year 2010. The results of a portion of the 2010 drilling have been included in prior news releases, with additional results expected over the next three months.

As at September 30th, 2010, Osisko had expended approximately $12 million on the project, and by the end of December 2010, it is expected to have incurred exploration expenditures of at least $15 million to keep its option in good standing. The results from this subsequent drilling will be combined with prior results to provide the basis for an updated NI 43-101 technical. Future drilling of the syenite porphyry structure is expected to continue eastward across the Beattie-Donchester-Central Duparquet properties.

The core from the drilling programs is expected to be completely logged by the end of 2010, with 3D modeling continuing into 2011. Part of the 3D modeling is to incorporate historical underground maps and data. Once the 3D modeling is complete; both open pit and underground potential will be evaluated.

About Clifton Star Resources Inc.:

Clifton Star Resources Inc. (TSX VENTURE:CFO) ("Clifton Star") is a junior mining company with options to earn a 100% undivided interest in the Beattie, Donchester, Central Duparquet, Dumico and Duquesne gold properties that yielded over one million ounces of gold from the 1930's until the 1950's. Through these properties Clifton Star controls a total of 8.4 km of strike length along the prolific Porcupine/Destor deformation zone extending from Timmins, Ontario, to north of Val d'Or, Quebec. The Company also is evaluating historical tailings of recoverable gold at Beattie-Donchester as a source of near-term revenues.

On behalf of the Board,

Harry Miller, President

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from these currently anticipated in such statements.

Neither the TSX-Venture Exchange nor its Regulatory Service Provider ( as the term is defined in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Clifton Star Resources Inc.

Harry Miller

President

(425) 453-0355

Hmiller@cliftonstarresources.com

http://www.cliftonstarresources.com